                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER, 2001


               HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
                 (Translation of Registrant's Name into English)


                              5985 MCLAUGHLIN ROAD
                          MISSISSAUGA, ONTARIO L5R 1B8
                                     CANADA
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.)


         Form 20-F [X]                                  Form 40-F [ ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.)


         Yes [ ]                                        No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

         6-K ITEMS


1. Attached hereto as Exhibit (1) is a press release of the registrant, dated November 20, 2001, announcing the registrant's financial results for the period ended September 30, 2001.

2. Attached hereto as Exhibit (2) is the Third Quarter Report 2001 for the registrant.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HYDROGENICS CORPORATION - CORPORATION
                                         HYDROGENIQUE
                                         (Registrant)


                                         By:  /s/ Jonathan Lundy
                                              ----------------------------------
                                              Jonathan Lundy
                                              Vice President Corporate Affairs
                                              and Corporate Secretary



Dated:  December 6, 2001

                                  EXHIBIT INDEX


(1)      Press release dated November 20, 2001.


(2)      Third Quarter Report 2001 of the registrant.